Sichenzia Ross Friedman Ference LLP
61 BROADWAY NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

June 25, 2007

Terry French, Accountant Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:  Kesselring Holding Corporation
Item 4.01 of Form 8-K
Filed on June 14, 2007
File No. 0-52375

Dear Mr. French:

This firm is counsel to Kesselring Holding Corporation (the “Company”). Below, please find our responses to your June 19, 2007 comment letter that was received by the Company on June 25, 2007.

1. Please amend your Form 8-K to include the required letter from your former auditor addressing your disclosure in the Form 8-K as an exhibit to your Form 8-K/A. Refer to Item 304(a)(3) of Regulation S-B.

Response

On June 14, 2007, the Company filed a Form 8-K (the “Initial 8-K”) with the Securities and Exchange Commission disclosing the termination of Morgenstern, Svboda & Baer, CPA’s, P.C. (the “Former Auditor”). The Company provided the Former Auditor with a copy of the Initial 8-K prior to filing. On June 19, 2007, the Former Auditor provided the required letter to the Company, which letter was dated June 15, 2007. The Company filed an amendment to the Initial 8-K on June 20, 2007, which included the required letter.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming